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                                                            Page   1   of   6
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

SCHEDULE 13G. INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(B) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*


                           Transgenomic, Inc.
--------------------------------------------------------------------------------
                            (Name of Issuer)


                              Common Stock
--------------------------------------------------------------------------------
                     (Title of Class of Securities)


                                    89365K206
--------------------------------------------------------------------------------
                             (CUSIP Number)



         Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)          /  /

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).


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                                                            Page   2   of   6
CUSIP No. 89365K206
                                       13G

(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Nos. of Above Persons

                  AMVESCAP PLC
                  No. S.S. or I.R.S. Identification Number

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                           (a)       / /
                                           (b)       /X/

(3)      SEC Use Only

(4)      Citizenship or Place of Organization

         England

         Number of Shares           (5)     Sole Voting Power
         Beneficially                                None
         Owned by                   (6)     Shared Voting Power
         Each Reporting                         2,292,426
         Person With                        (7)      Sole Dispositive Power
                                                     None
                                            (8)      Shared Dispositive Power
                                                         2,292,426

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
             2,292,426

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                 / /

(11)     Percent of Class Represented by Amount in Row (9)
             10.75%

(12)     Type of Reporting Person (See Instructions)

         H.C.


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                                                            Page   3   of   6

ITEM 1 (a)  NAME OF ISSUER:
                 Transgenomic, Inc.

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  5600 South 42nd Street
                  Omaha, NE 68102

ITEM 2 (a)  NAME OF PERSON(S) FILING:

                  AMVESCAP PLC

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  11 Devonshire Square               1315 Peachtree Street, N.E.
                  London EC2M 4YR                    Atlanta, Georgia  30309
                  England

ITEM 2 (c)  CITIZENSHIP:

                  Organized under the laws of England

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES

                  Common Stock

ITEM 2 (e)  CUSIP NUMBER:   89365K206

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a)  / / Broker or Dealer registered under Section 15 of the Act.
(b)  / / Bank as defined in Section 3(a)(6) of the Act.
(c)  / / Insurance Company as defined in Section 3(a)(19) of the Act.
(d)  / / Investment Company registered under Section 8 of the Investment
         Company Act.
(e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
(f) / / Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
(g)  /X/ Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
(h) / /A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) / /A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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                                                       Page   4   of   6
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ITEM 4  (a) - (c)  OWNERSHIP:

The information in items 1 and 5-11 on the cover page (p 2) of this statement on
Schedule 13G is hereby incorporated by reference.

The reporting  persons  expressly  declare that the filing of this  statement on
Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS                 / /
Not Applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON The reporting persons hold the securities covered by this report on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See attached Exhibit 7.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.
Not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.
Not applicable.


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                                                          Page   5   of   6
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ITEM 10  CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



---------------------------------------------------------
(Date)

/s/ Michael Perman
---------------------------------------------------------
Michael Perman,
as Company Secretary for
AMVESCAP PLC


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                                                            Page   6   of   6


Reporting Person is the ultimate parent holding company of the companies listed below, which are investment advisors (IA) registered under Section 203 of the Investment Advisors Act of 1940. Each IA has:

Sole power to vote or direct the vote; and

Sole power to dispose or to direct the disposition;

with respect to the percentages identified below the securities of the Issuer.

INVESCO, Inc.
INVESCO Private Capital, Inc.                                          10.75%
INVESCO Global Asset Management (N.A.), Inc.
INVESCO Funds Group, Inc.
AIM Advisors, Inc., and
   AIM Capital Management, Inc. (combined)
AIM Funds Management, Inc.

Total U.S. Investment Advisor Holding:
2,292,426                                              Percent: 10.75%
---------                                                       -----

INVESCO Asset Management Limited
INVESCO Asset Management (Japan) Limited
INVESCO Asia Limited

Total non-U.S. Investment Advisor Holding:
0                                                      Percent: 0%
-                                                               -

Total Firmwide Holding:
2,292,426                                              Percent: 10.75%
---------                                                       -----



Each IA is a wholly-owned subsidiary of the Reporting Person.